U.S. SECURITIES AND EXCHANGE COMMISSION
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

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                                                                  SEC FILE NUMBER: 000-33219
                                                                               CUSIP NUMBER:
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(Check One):  |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q   |_| Form N-SAR
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                       For Period Ended: December 31, 2002

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Biokeys Pharmaceuticals, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

9948 Hibert Street, Suite 100
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Address of Principal Executive Office (Street and Number)

San Diego, CA 92131
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|(b) The subject annual report, semi-annual report, transition report on Form
       10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_|(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

We appointed a new Chief Executive Officer effective October 7, 2002 and a new Chief Financial Officer effective February 10, 2003. In addition, on February 4, 2003, we dismissed KPMG LLP as our independent accountants and, on February 5, 2003, we engaged J.H. Cohn LLP as our new independent accountants. Our new executives have been unable to complete their review of the Registrant's financial records necessary to prepare the financial information and statements

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to be included in the Annual Report on Form 10-KSB for the fiscal year ended
December 31, 2002. As a result, our new independent accountants have not yet finalized their review and audit of the Registrant's financial statements for the fiscal years ended December 31, 2002 and 2001. At the present time, we do not believe it is possible to adequately prepare, review and audit its financial statements for the fiscal years ended December 31, 2002 and 2001 without unreasonable effort or expense. The preparation, review and audit of the Registrant's financial statements and the completion and filing with the Securities and Exchange Commission of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 will be completed as soon as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Francis W. Sarena, Esq.           415                393-2295
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                     (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         We currently estimate that the operating loss for the fiscal year ended December 31, 2002 will be approximately $(1,989,000) compared with an operating loss of $(16,339,120) for the same period in 2001. This significant reduction in operating loss occurred primarily because we recorded $(7,602,836) of amortization of goodwill and $(5,702,130) of impairment of goodwill for the fiscal year ending December 31, 2001 and we will not record any amortization of goodwill or impairment of goodwill for the fiscal year ended December 31, 2002. In addition, we expect our general and administrative and research and development expenses to be significantly lower for the fiscal year ended December 31, 2002 compared to the same period in 2001.

                         BIOKEYS PHARMACEUTICALS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 28, 2003        By:        /s/ STEVEN M. PLUMB
                                        -------------------
                             Name:      Steven M. Plumb
                             Title:     Chief Financial Officer

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                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).

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